# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ALGONQUIN POWER & UTILITIES CORP., CIK 0001174169
CUSIP: 015857105
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 354 DAVIS ROAD, OAKVILLE, ONTARIO, Ontario Canada (A6), L6J2X1
Date of event which requires filing of this statement: 03/13/2025
Amends the filing with accession number 0001193805-23-000930
Filed by CIK 0001517137
Persons authorized to receive notices and communications: JEFFREY C. SMITH, STARBOARD VALUE LP, 777 Third Avenue, 18th Floor, New York, New York (NY), 10017, 212-845-7977; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300; MEAGAN REDA, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Starboard Value LP (CIK 0001517137): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 66,433,000; shared voting power 0; sole dispositive power 66,433,000; shared dispositive power 0; aggregate amount beneficially owned 66,433,000 (8.7% of the class)
- Starboard Value and Opportunity Master Fund III LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 32,248,050; shared voting power 0; sole dispositive power 32,248,050; shared dispositive power 0; aggregate amount beneficially owned 32,248,050 (4.2% of the class)
- Starboard Value and Opportunity S LLC (CIK 0001519812): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 3,806,900; shared voting power 0; sole dispositive power 3,806,900; shared dispositive power 0; aggregate amount beneficially owned 3,806,900 (0.5% of the class)
- Starboard Value and Opportunity C LP (CIK 0001571704): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 2,943,580; shared voting power 0; sole dispositive power 2,943,580; shared dispositive power 0; aggregate amount beneficially owned 2,943,580 (0.4% of the class)
- Starboard X Master Fund II LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 9,352,651; shared voting power 0; sole dispositive power 9,352,651; shared dispositive power 0; aggregate amount beneficially owned 9,352,651 (1.2% of the class)
- Starboard Value R LP (CIK 0001575972): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 12,296,231; shared voting power 0; sole dispositive power 12,296,231; shared dispositive power 0; aggregate amount beneficially owned 12,296,231 (1.6% of the class)
- Starboard Value and Opportunity Master Fund L LP (CIK 0001767736): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 1,658,475; shared voting power 0; sole dispositive power 1,658,475; shared dispositive power 0; aggregate amount beneficially owned 1,658,475 (0.2% of the class)
- Starboard Value L LP (CIK 0001767773): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,658,475; shared voting power 0; sole dispositive power 1,658,475; shared dispositive power 0; aggregate amount beneficially owned 1,658,475 (0.2% of the class)
- Starboard Value R GP LLC (CIK 0001575979): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 13,954,706; shared voting power 0; sole dispositive power 13,954,706; shared dispositive power 0; aggregate amount beneficially owned 13,954,706 (1.8% of the class)
- Starboard G Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 10,182,795; shared voting power 0; sole dispositive power 10,182,795; shared dispositive power 0; aggregate amount beneficially owned 10,182,795 (1.3% of the class)
- Starboard Value G GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 10,182,795; shared voting power 0; sole dispositive power 10,182,795; shared dispositive power 0; aggregate amount beneficially owned 10,182,795 (1.3% of the class)
- Starboard Value A LP (CIK 0001575998): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 42,430,845; shared voting power 0; sole dispositive power 42,430,845; shared dispositive power 0; aggregate amount beneficially owned 42,430,845 (5.5% of the class)
- Starboard Value A GP LLC (CIK 0001575974): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 42,430,845; shared voting power 0; sole dispositive power 42,430,845; shared dispositive power 0; aggregate amount beneficially owned 42,430,845 (5.5% of the class)
- Starboard Value GP LLC (CIK 0001517138): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 66,433,000; shared voting power 0; sole dispositive power 66,433,000; shared dispositive power 0; aggregate amount beneficially owned 66,433,000 (8.7% of the class)
- Starboard Principal Co LP (CIK 0001517139): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 66,433,000; shared voting power 0; sole dispositive power 66,433,000; shared dispositive power 0; aggregate amount beneficially owned 66,433,000 (8.7% of the class)
- Starboard Principal Co GP LLC (CIK 0001517140): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 66,433,000; shared voting power 0; sole dispositive power 66,433,000; shared dispositive power 0; aggregate amount beneficially owned 66,433,000 (8.7% of the class)
- Smith Jeffrey C (CIK 0001362697): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 66,433,000; sole dispositive power 0; shared dispositive power 66,433,000; aggregate amount beneficially owned 66,433,000 (8.7% of the class)
- Feld Peter A (CIK 0001410600): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 66,433,000; sole dispositive power 0; shared dispositive power 66,433,000; aggregate amount beneficially owned 66,433,000 (8.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: ALGONQUIN POWER & UTILITIES CORP.
Address of issuer's principal executive offices: 354 DAVIS ROAD, OAKVILLE, ONTARIO, Ontario Canada (A6), L6J2X1
Comment: The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned ("Amendment No. 6"). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O III Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard G LP, Starboard X Master II and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Exhibit 1, which is incorporated by reference herein.

The aggregate purchase price of the 32,248,050 Shares beneficially owned by Starboard V&O III Fund is approximately $268,263,621, excluding brokerage commissions. The aggregate purchase price of the 3,806,900 Shares beneficially owned by Starboard S LLC is approximately $32,068,406, excluding brokerage commissions. The aggregate purchase price of the 2,943,580 Shares beneficially owned by Starboard C LP is approximately $24,797,385, excluding brokerage commissions. The aggregate purchase price of the 1,658,475 Shares beneficially owned by Starboard L Master is approximately $13,971,448, excluding brokerage commissions. The aggregate purchase price of the 10,182,795 Shares beneficially owned by Starboard G LP is approximately $56,168,737, excluding brokerage commissions The aggregate purchase price of the 9,352,651 Shares beneficially owned by Starboard X Master II is approximately $73,442,445, excluding brokerage commissions. The aggregate purchase price of the 6,240,549 Shares held in the Starboard Value LP Account is approximately $49,840,240, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On March 13, 2025, Starboard Value LP and certain of its affiliates (collectively, "Starboard") entered into an agreement with the Issuer (the "Agreement") regarding the composition of the Issuer's Board of Directors (the "Board") and certain other matters. The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Agreement, the Issuer agreed to appoint Gavin T. Molinelli (the "New Director") to the Board, immediately following approval by the Federal Energy Regulatory Commission ("FERC"), or, if such FERC approval is not obtained, an alternative individual selected by Starboard who meets certain criteria set forth in the Agreement. The Issuer further agreed to nominate the New Director, along with Brett Carter and Christopher Lopez (collectively, the "Appointed Directors"), for election at the Issuer's 2025 annual general meeting of shareholders (the "2025 Annual Meeting") for a term expiring at the Issuer's 2026 annual general meeting of shareholders (the "2026 Annual Meeting"), and recommend, support, and solicit proxies for the Appointed Directors in the same manner as it recommends, supports, and solicits proxies for the election of the Issuer's other director nominees; provided, however, that if FERC approval has not been obtained as of the mailing date of the Issuer's information circular (the "Circular Date") for the 2025 Annual Meeting, the election and commencement of the New Director's term as a director shall be conditional on the receipt of such FERC approval (the "Conditional Election").

Following the appointment (or election, in the case of a Conditional Election) of the New Director to the Board, the Issuer agreed to appoint the New Director to the Corporate Governance Committee of the Board and during the Standstill Period (as defined below), to any new committee of the Board that may be established for strategic purposes, the evaluation of any transaction involving the Company, and/or succession planning. The Agreement also provides that if any Appointed Director (or any replacement director thereof) is unable or unwilling to serve as a director or ceases to be a director for any reason at any time prior to the expiration of the Standstill Period, and at such time Starboard beneficially owns in the aggregate at least the lesser of 3% of the Issuer's then-outstanding Shares and 23,024,240 Shares, then Starboard has the ability to recommend a substitute person to serve on the Board who meets certain qualifications in accordance with the terms and procedures set forth in the Agreement.

Pursuant to the Agreement, the Issuer also agreed that (i) from the date of the Agreement until the earlier of (x) the appointment (or election, in the case of a Conditional Election) of the New Director to the Board, or (y) the expiration of the Standstill Period, the size of the Board will not exceed ten (10) directors (other than to increase the size of the Board to appoint (or elect, in the case of a Conditional Election) the New Director) and (ii) effective upon the appointment (or election, in the case of a Conditional Election) of the New Director through the expiration of the Standstill Period, the size of the Board will not exceed eleven (11) directors, in each case, without the prior written consent of Starboard.

Pursuant to the terms of the Agreement, Starboard agreed, among other things, that it will appear in person or by proxy at the 2025 Annual Meeting and vote all Shares beneficially owned by it (i) in favor of all nominees recommended by the Board, (ii) in favor of the appointment of the Issuer's auditor for the ensuing year, (iii) in accordance with the Board's recommendation with respect to the Issuer's "say-on-pay" proposal, and (iv) in accordance with the Board's recommendation with respect to any other Issuer proposal or shareholder proposal presented at the 2025 Annual Meeting; provided, however, that in the event that Institutional Shareholder Services Inc. ("ISS") or Glass Lewis & Co., LLC ("Glass Lewis") recommends otherwise with respect to the Issuer's "say-on-pay" proposal or any other Issuer proposal or shareholder proposal presented at the 2025 Annual Meeting (excluding director elections), Starboard shall be permitted to vote in accordance with the ISS or Glass Lewis recommendation. Starboard further agreed that it will vote all Shares beneficially owned by it in accordance with the Board's recommendations on any proposal relating to the appointment, election or removal of directors at any special meeting of the Issuer's shareholders held during the Standstill Period. Notwithstanding the foregoing, the Agreement further provides that Starboard shall be permitted to vote in its sole discretion on any proposal of the Issuer in respect of any extraordinary transaction, including any merger, acquisition, amalgamation, tender offer, exchange offer, recapitalization, restructuring, disposition, distribution, spin-off, asset sale, joint venture or other business combination involving the Issuer or any of its subsidiaries or that would result in (i) any person becoming a beneficial owner, directly or indirectly, of securities of the Issuer representing more than fifty percent (50%) of the equity interests and voting power of the Issuer's then-outstanding equity securities or (ii) the Issuer entering into a share-for-share transaction whereby immediately after the consummation of the transaction the Issuer's shareholders retain less than fifty percent (50%) of the equity interests and voting power of the surviving entity's then-outstanding equity securities.

Starboard also agreed to certain customary standstill provisions, effective as of the date of the Agreement until the earlier of (x) the date that is fifteen (15) business days prior to the deadline for the submission of shareholder nominations for the 2026 Annual Meeting pursuant to the Issuer's By-Law No. 5, and (y) the date that is seventy-five (75) days prior to the first anniversary of the 2025 Annual Meeting (the "Standstill Period"), prohibiting it from, among other things, (i) soliciting proxies or consents with respect to securities of the Issuer, (ii) entering into a voting agreement or forming, joining or participating in a "group" with other shareholders of the Issuer, other than certain affiliates of Starboard, (iii) seeking or submitting or knowingly encouraging any person to submit nominees in furtherance of a contested solicitation for the appointment, election or removal of directors; provided, however, that Starboard may take actions to identify director candidates in connection with the 2026 Annual Meeting so long as such actions do not create a public disclosure obligation for Starboard or the Issuer, are not publicly disclosed by Starboard, and are undertaken on a basis reasonably designed to be confidential and in accordance in all material respects with Starboard's normal practices in the circumstances, (iv) submitting any proposal for consideration by shareholders of the Issuer at any annual or special meeting of shareholders or through any written resolution of shareholders, affirmatively soliciting a third party to make an acquisition proposal, commenting on any third-party acquisition proposal prior to such proposal becoming public, or requisitioning or seeking to requisition a special meeting of shareholders or action by a written resolution, (v) seeking, alone or in concert with others, representation on the Board other than as described in the Agreement, or (vi) advising, knowingly encouraging, knowingly supporting, or knowingly influencing any person with respect to the voting or disposition of the Shares.

The Issuer and Starboard also made certain customary representations and agreed to mutual non-disparagement provisions.

The Agreement supersedes and replaces the cooperation agreement entered into between the Issuer and Starboard on April 18, 2024.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 767,343,863 Shares outstanding, as of December 31, 2024, which is the total number of Shares outstanding as reported in the Issuer's Form 40-F filed with the Securities and Exchange Commission on March 7, 2025.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Information concerning transactions in the securities of the Issuer effected by the Reporting Persons during the past sixty days is set forth in Exhibit 1 attached hereto and is incorporated herein by reference. Except as otherwise noted, all of the transactions in the securities of the Issuer listed therein were effected in the open market through various brokerage entities.

In addition to the Shares beneficially owned by the Reporting Persons as set forth in this filing, and while the Reporting Persons have no current knowledge of the following holdings, the Reporting Persons understand that Toronto Dominion Bank and TD Asset Management Inc. had investment discretion over 10,599,997 Shares, listed call options with respect to 20,600 Shares and listed put options with respect to 16,900 Shares as of December 31, 2024, which would represent beneficial ownership of approximately 1.4% of the outstanding Shares as of such date, as such information was set forth in the Form 13F-HR/A filing filed by Toronto Dominion Bank on February 19, 2025 and the Form 13F-HR filing filed by TD Asset Management Inc. on February 11, 2025. As reported in the Form ADV filed by Starboard Value LP, Toronto Dominion Bank is included as an indirect control person under Schedule B/C Indirect Owners of the Form ADV as a result of the closing of the acquisition of Cowen Inc. by Toronto Dominion Bank. The validity of the indirect transfer of Cowen Inc.'s ownership interest in Starboard Value LP is subject to an ongoing dispute. The Reporting Persons disclaim the existence of a "group" within the meaning of Section 13(d)(3) of the Exchange Act with TD or any other person other than the other Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On March 13, 2025, Starboard and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

1 - Transactions in Securities.

99.1 - Agreement by and among Starboard Value and Opportunity Master Fund III LP, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard X Master Fund II LP, Starboard Value R LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard G Fund, L.P., Starboard Value G GP, LLC, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value R GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Peter A. Feld and Algonquin Power & Utilities Corp., dated March 13, 2025.

## Signatures
- Starboard Value LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory for Starboard Value GP LLC, its general partner (03/14/2025)
- Starboard Value and Opportunity Master Fund III LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory for Starboard Value A LP, its general partner (03/14/2025)
- Starboard Value and Opportunity S LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory for Starboard Value LP, its manager (03/14/2025)
- Starboard Value and Opportunity C LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory for Starboard Value R LP, its general partner (03/14/2025)
- Starboard X Master Fund II LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory for Starboard Value R LP, its general partner (03/14/2025)
- Starboard Value R LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory for Starboard Value R GP LLC, its general partner (03/14/2025)
- Starboard Value and Opportunity Master Fund L LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory for Starboard Value L LP, its general partner (03/14/2025)
- Starboard Value L LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory for Starboard Value R GP LLC, its general partner (03/14/2025)
- Starboard Value R GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory (03/14/2025)
- Starboard G Fund, L.P.: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory for Starboard Value G GP, LLC, its general partner (03/14/2025)
- Starboard Value G GP, LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory for Starboard Value A LP, its general partner (03/14/2025)
- Starboard Value A LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory for Starboard Value A GP LLC, its general partner (03/14/2025)
- Starboard Value A GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory (03/14/2025)
- Starboard Value GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory for Starboard Principal Co LP, its member (03/14/2025)
- Starboard Principal Co LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory for Starboard Principal Co GP LLC, its general partner (03/14/2025)
- Starboard Principal Co GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory (03/14/2025)
- Smith Jeffrey C: /s/ Lindsey Cara, Lindsey Cara, Attorney-in-Fact for Jeffrey C. Smith (03/14/2025)
- Feld Peter A: /s/ Lindsey Cara, Lindsey Cara, attorney-in-fact for Peter A. Feld (03/14/2025)